Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
October 3, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Stock-Linked Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

$1,040,000
Autocallable Yield Notes

Linked to four Reference Stocks (the common stocks of Facebook, Inc., Apple Inc., Alphabet Inc. and Netflix, Inc.)

► Annualized quarterly coupons of 11.00% per annum, to be paid in equal quarterly installments

► Callable quarterly on or after January 4, 2019 if the price of each Reference Stock is at or above its Initial Price

► If the Notes are not called and a Trigger Event occurs, there is full exposure to declines in the Least Performing Reference Stock, and you will lose all or a portion of your principal amount

► A Trigger Event will occur if one or more of the Reference Stocks has a Final Price that is less than its Trigger Price (which is 60% of the Initial Price)

► Maturity of 1 year

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $968.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00	$10.00	$990.00
Total	$1,040,000.00	$10,400.00	$1,029,600.00

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Autocallable Yield Notes



This pricing supplement relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of the common stocks of Facebook, Inc., Apple Inc., Alphabet Inc. and Netflix, Inc. (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Facebook, Inc. (Nasdaq symbol: FB UQ), Apple Inc.(Nasdaq symbol: AAPL UQ), Alphabet Inc. (Nasdaq symbol: GOOGL UQ) and Netflix, Inc. (Nasdaq symbol: NFLX UQ)
Trade Date:	October 3, 2018
Pricing Date:	October 3, 2018
Original Issue Date:	October 9, 2018
Final Valuation Date:	October 4, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	October 9, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus the final coupon payment.
Final Settlement Value:	If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows: ▸ If a Trigger Event does not occur, 100% of the Principal Amount. ▸ If a Trigger Event occurs: $1,000 + ($1,000 × Final Return of the Least Performing Reference Stock). If the Notes are not automatically called and a Trigger Event occurs, you will lose up to 100% of your Principal Amount at maturity regardless of the performance of the other Reference Stocks.
Trigger Event:	A Trigger Event occurs if the Official Closing Price of any of the Reference Stocks is below its Trigger Price on the Final Valuation Date.
Trigger Price:	$97.458 with respect to FB UQ, $139.242 with respect to AAPL UQ, $726.918 with respect to GOOGL UQ and $226.23 with respect to NFLX UQ, each of which is 60% of the Initial Price of that Reference Stock.
Least Performing Reference Stock:	The Reference Stock with the lowest Final Return.
Observation Dates:	January 4, 2019, April 4, 2019, July 5, 2019 and the Final Valuation Date. The Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	The Coupon Payment Date following the applicable Observation Date. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Annual Coupon Rate (paid quarterly):	11.00% per annum, to be paid at 2.75% of the Principal Amount per quarter.

Coupon Payment Dates:	January 9, 2019, April 9, 2019, July 10, 2019 and the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Final Return:	With respect to each Reference Stock, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	$162.43 with respect to FB UQ, $232.07 with respect to AAPL UQ, $1,211.53 with respect to GOOGL UQ and $377.05 with respect to NFLX UQ, each of which was its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date.
CUSIP/ISIN:	40435F3N5 / US40435F3N59
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Stocks, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, investors will receive a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the final coupon payment plus the Final Settlement Value determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs: $1,000 + ($1,000 ×Final Return of the Least Performing Reference Stock). If the Notes are not automatically called and a Trigger Event occurs, you will lose up to 100% of the Principal Amount at maturity, regardless of the performance of the other Reference Stocks.

Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-14 in the accompanying prospectus supplement.

The Annual Coupon Rate is 11.00% per annum, to be paid in equal quarterly installments.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each of the Reference Stocks will not be below its Trigger Price on the Final Valuation Date.

▸ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▸ You are willing to hold the Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of one or more of the Reference Stocks will be below its Trigger Price on the Final Valuation Date.

▸ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▸ You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▸ You prefer a product that provides upside participation in the Reference Stocks, as opposed to the coupon being offered with respect to your Notes.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Reference Stock In that case, the Payment at Maturity is expected to be worth significantly less than the Principal Amount and you could lose all of your Principal Amount if the Final Price of the Least Performing Reference Stock falls to zero. In that case, even with the coupon payments made prior to maturity, your return on the Notes may be negative.

You will not participate in any appreciation in the price of any of the Reference Stocks.

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of each Reference Stock is greater than zero, you will not participate in the appreciation of any Reference Stock. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of any Reference Stock appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Stocks.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Reference Stock, your return will be based on the Final Return of the Least Performing Reference Stock.

The performance of any of the Reference Stocks may cause a Trigger Event to occur. If the Notes are not automatically called and a Trigger Event occurs, your return will be based on the Final Return of the Least Performing Reference Stock without regard to the performance of the other Reference Stocks. As a result, you could lose all or some of your Principal Amount if a Trigger Event occurs, even if there is an increase in the price of the other Reference Stocks.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Reference Stock, you will be fully exposed to the risk of fluctuations in the prices of each Reference Stock.

Since the Notes are linked to the performance of more than one Reference Stock, the Notes will be linked to the individual performance of each Reference Stock. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Stocks to the same degree for each Reference Stock. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Reference Stocks would not be combined to calculate your return and the depreciation of any of the Reference Stocks would not be mitigated by the appreciation of the other Reference Stocks. Instead, your return would depend on the Least Performing Reference Stock.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Reference Stocks are concentrated in one sector.

All of the Reference Stocks are issued by companies in the pharmaceutical sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the Reference Stocks, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the pharmaceutical sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Official Closing Price of any of the Reference Stocks on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below and the examples of hypothetical payments set forth on the following page are based on the following terms:

▸	Principal Amount:	$1,000
▸	Hypothetical Initial Price*:	$100 with respect to each of Reference Stock
▸	Trigger Price:	$60.00, or 60% of the Initial Price of each Reference Stock
▸	Annual Coupon Rate (paid quarterly):	11.00% per annum, to be paid at 2.75% of the Principal Amount per quarter
▸	Term	12 months

* The hypothetical Initial Price of $100.00 used in the table and examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Reference Stock. The actual Initial Price of each Reference Stock is set forth on page PS-3 of this pricing supplement.

Summary of the Examples

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Reference Stock's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

Least Performing Reference Stock's Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[1]	Hypothetical Final Settlement Value	Hypothetical Total Payments on the Notes		Hypothetical Total Return on the Notes	
100.00%	$110.00	$1,000	$1,110.00		11.00%	
90.00%	$110.00	$1,000	$1,110.00		11.00%	
80.00%	$110.00	$1,000	$1,110.00		11.00%	
70.00%	$110.00	$1,000	$1,110.00		11.00%	
60.00%	$110.00	$1,000	$1,110.00		11.00%	
50.00%	$110.00	$1,000	$1,110.00		11.00%	
40.00%	$110.00	$1,000	$1,110.00		11.00%	
30.00%	$110.00	$1,000	$1,110.00		11.00%	
20.00%	$110.00	$1,000	$1,110.00		11.00%	
10.00%	$110.00	$1,000	$1,110.00		11.00%	
0.00%	$110.00	$1,000	$1,110.00		11.00%	
-5.00%	$110.00	$1,000	$1,110.00		11.00%	
-25.00%	$110.00	$1,000	$1,110.00		11.00%	
-30.00%	$110.00	$1,000	$1,110.00		11.00%	
-40.00%	**$110.00**	**$1,000**	**$1,110.00**		**11.00%**	
-50.00%	$110.00	$500	$610.00	*	-39.00%	*
-60.00%	$110.00	$400	$510.00	*	-49.00%	*
-70.00%	$110.00	$300	$410.00	*	-59.00%	*
-80.00%	$110.00	$200	$310.00	*	-69.00%	*
-90.00%	$110.00	$100	$210.00	*	-79.00%	*
-100.00%	$110.00	$0	$110.00	*	-89.00%	*

[1] The Annual Coupon Rate is 11.00% and if the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $110.00, with coupon payments of $27.50 made on each Coupon Payment Date.

* The total payment on the Notes and the total return on the Notes are calculated based on the Final Price of the Least Performing Reference Stock.

Hypothetical Examples of Payments on the Notes

In addition to the payment upon an automatic call or at maturity, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to an Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual payments on the Notes will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Least Performing Reference Stock. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and whether a Trigger Event will occur and, if so, to what extent the Final Return of the Least Performing Reference Stock will be less than its Trigger Price.

Example 1: The Notes are not automatically called and a Trigger Event occurs.

Reference Stock	Initial Price	Final Price
FB UQ	$100.00	$70.00 (70.00% of Initial Price)
AAPL UQ	$100.00	$70.00 (70.00% of Initial Price)
GOOGL UQ	$100.00	$50.00 (50.00% of Initial Price)
NFLX UQ	$100.00	$70.00 (70.00% of Initial Price)

Since the Final Price of at least one Reference Stock is below its Trigger Price on the Final Valuation Date, a **Trigger Event occurs**. GOOGL UQ has the lowest Final Return and is the Least Performing Reference Stock.

Therefore, the Final Return of the Least Performing Reference Stock =


Final Price of NFLX UQ– Initial Price of NFLX

Initial Price of NFLX

= ($50.00 – $100.00) / $100.00= -**50.00%**

Final Settlement Value = $1,000 + ($1,000 x -50.00%) = $500.00


Therefore, with the total coupon payments of $110.00 over the term of the Notes, the total payment on the Notes is $610.00.

Example 2: The Notes are not automatically called and a Trigger Event does not occur.

Reference Stock	Initial Price	Final Price
FB UQ	$100.00	$90.00 (90.00% of Initial Price)
AAPL UQ	$100.00	$92.00 (92.00% of Initial Price)
GOOGL UQ	$100.00	$95.00 (95.00% of initial Price)
NFLX UQ	$100.00	$92.00 (92.00% of Initial Price)

Since the Final Price of each Reference Stock is above its Trigger Price, a Trigger Event does not occur. Therefore, the Final Settlement Value equals $1,000. Additionally, with the total coupon payments of $110.00 over the term of the Notes, the total payment on the Notes is $1,110.00.

Example 3: The Notes are automatically called on the first Observation Date.

Reference Stock	Initial Price	Official Closing Price
FB UQ	$100.00	$110.00 (110.00% of Initial Price)
AAPL UQ	$100.00	$160.00 (160.00% of Initial Price)
GOOGL UQ	$100.00	$150.00 (150.00% of Initial Price)
NFLX UQ	$100.00	$150.00 (150.00% of Initial Price)

Since the Official Closing Price of each of the Reference Stocks is at or above its respective Initial Price on the First Observation Date, the Notes are automatically called. Therefore, you would receive on the corresponding Call Payment Date the Principal Amount of $1,000 plus the coupon payment of $27.50 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,027.50. No additional payment will be made due to all of the Reference Stocks closing above their respective Initial Prices. Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

INFORMATION RELATING TO THE REFERENCE STOCKS

Description of Facebook, Inc.

Facebook, Inc. operates a social networking website. The company's website allows people to communicate with their family, friends, and co-workers. Information filed by FB UQ with the SEC under the Securities Exchange Act of 1934, (the "Exchange Act") can be located by reference to its SEC file number: 001-36743 or its CIK Code: 1326801.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Reference Stock for each quarter in the period from May 17, 2012 through October 3, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through October 3, 2018 based on information from the Bloomberg Professional® service. *Historical prices and past performance of this Reference Stock is not indicative of its future performance.*

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
June 29, 2012	43.00	25.52	31.12
September 28, 2012	32.88	17.55	21.65
December 31, 2012	28.87	18.80	26.63
March 28, 2013	32.50	24.73	25.58
June 28, 2013	29.07	22.67	24.86
September 30, 2013	51.59	24.15	50.24
December 31, 2013	58.57	43.56	54.66
March 31, 2014	72.58	51.85	60.24
June 30, 2014	67.99	54.67	67.29
September 30, 2014	79.69	62.22	79.04
December 31, 2014	82.16	70.32	78.02
March 31, 2015	86.06	73.45	82.22
June 30, 2015	89.40	76.79	85.77
September 30, 2015	99.24	72.00	89.90
December 31, 2015	110.64	88.36	104.66
March 31, 2016	117.59	89.38	114.10
June 30, 2016	121.07	106.32	114.28
September 30, 2016	131.97	112.97	128.27
December 30, 2016	133.50	113.56	115.05
March 31, 2017	142.94	115.51	142.05
June 30, 2017	156.50	138.82	150.98
September 29, 2017	175.45	147.80	170.87
December 29, 2017	184.23	168.30	176.46
March 29, 2018	195.31	149.02	159.79
June 29, 2018	203.55	150.51	194.32
September 28, 2018	218.62	159.00	164.46
October 3, 2018*	162.44	159.33	162.43



* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 3, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

Description of Apple Inc.

Apple Inc. has stated in its filings with the SEC that it designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals and networking solutions. The company sells its products through its online stores, its retail stores, its direct sales force, third-party wholesalers and resellers. Information filed by AAPL UQ with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36743 or its CIK Code: 320193.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through October 3, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through October 3, 2018 based on information from the Bloomberg Professional® service. *Historical prices and past performance of this Reference Stock is not indicative of its future performance.*



QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	28.60	16.49	20.50
June 30, 2008	27.46	20.65	23.92
September 30, 2008	25.84	14.37	16.24
December 31, 2008	16.63	11.31	12.19
March 31, 2009	15.70	11.17	15.02
June 30, 2009	20.91	14.84	20.35
September 30, 2009	26.98	19.20	26.48
December 31, 2009	30.56	25.82	30.12
March 31, 2010	33.93	27.18	33.56
June 30, 2010	39.86	28.48	35.93
September 30, 2010	42.10	33.65	40.54
December 31, 2010	46.66	39.68	46.08
March 31, 2011	52.13	46.41	49.78
June 30, 2011	50.71	44.38	47.95
September 30, 2011	60.41	47.75	54.45
December 30, 2011	60.96	50.61	57.86
March 31, 2012	88.77	58.43	85.64
June 29, 2012	92.00	75.53	83.43
September 28, 2012	100.72	81.43	95.32
December 31, 2012	96.68	71.61	76.15
March 28, 2013	79.29	59.86	63.23
June 28, 2013	66.53	55.01	56.58
September 30, 2013	73.39	57.32	68.11
December 31, 2013	82.16	68.33	80.16
March 31, 2014	80.02	70.51	76.68
June 30, 2014	95.05	73.05	92.93
September 30, 2014	103.74	92.57	100.75
December 31, 2014	119.75	95.18	110.38
March 31, 2015	133.60	104.64	124.43
June 30, 2015	134.54	123.10	125.43
September 30, 2015	132.97	92.00	110.30
December 31, 2015	123.81	104.82	105.26
March 31, 2016	110.42	92.40	108.99
June 30, 2016	112.39	89.47	95.60
September 30, 2016	116.17	94.37	113.05
December 30, 2016	118.69	104.09	115.82
March 31, 2017	144.50	114.76	143.66
June 30, 2017	156.64	140.06	144.02
September 29, 2017	164.94	142.41	154.12
December 29, 2017	177.20	152.46	169.23
March 29, 2018	183.49	150.25	167.78
June 29, 2018	194.20	160.63	185.11
September 28, 2018	229.67	183.42	225.74
October 3, 2018*	232.07	227.26	232.07

* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 3, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

Description of Alphabet Inc.

Alphabet Inc. operates as a holding company. The company, through its subsidiaries, provides web-based search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. Information filed by the Underlying with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37580 or its CIK Code: 0001652044.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through October 3, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through October 3, 2018 based on information from the Bloomberg Professional® service. *Historical prices and past performance of this Reference Stock is not indicative of its future performance.*

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	349.02	206.26	220.45
June 30, 2008	301.52	220.71	263.47
September 30, 2008	278.07	190.57	200.45
December 31, 2008	208.60	123.77	153.97
March 31, 2009	190.69	141.51	174.20
June 30, 2009	223.89	170.47	211.00
September 30, 2009	253.75	198.19	248.17
December 31, 2009	313.25	241.53	310.29
March 31, 2010	315.06	260.25	283.78
June 30, 2010	299.21	222.58	222.69
September 30, 2010	268.64	217.03	263.15
December 31, 2010	315.71	259.68	297.27
March 31, 2011	321.65	275.94	293.39
June 30, 2011	297.88	236.74	253.44
September 30, 2011	314.00	245.67	257.44
December 30, 2011	323.69	240.62	323.26
March 31, 2012	335.45	282.60	320.93
June 29, 2012	326.89	278.55	290.32
September 28, 2012	382.79	281.37	377.62
December 31, 2012	387.54	318.33	355.03
March 28, 2013	422.41	348.10	397.40
June 28, 2013	460.70	381.04	440.61
September 30, 2013	464.45	423.20	438.38
December 31, 2013	561.04	421.90	560.90
March 31, 2014	615.04	542.03	557.80
June 30, 2014	589.60	511.04	584.67
September 30, 2014	608.85	567.60	588.41
December 31, 2014	592.40	497.22	530.66
March 31, 2015	583.12	491.00	554.70
June 30, 2015	584.60	529.01	540.04
September 30, 2015	713.30	539.80	638.37
December 31, 2015	798.69	631.24	778.01
March 31, 2016	810.21	682.20	762.90
June 30, 2016	790.95	672.71	703.53
September 30, 2016	818.97	699.00	804.06
December 30, 2016	839.00	744.03	792.45
March 31, 2017	874.35	796.89	847.80
June 30, 2017	1008.46	834.78	929.68
September 29, 2017	1006.05	915.52	973.72
December 29, 2017	1086.32	962.11	1053.40
March 29, 2018	1197.99	984.00	1037.14
June 29, 2018	1201.30	994.82	1129.19
September 28, 2018	1291.44	1107.00	1207.47
October 3, 2018*	1211.53	1207.64	1211.53



* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 3, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

Description of Netflix, Inc.

Netflix, Inc. is an online movie rental service. The company ships DVDs with no due dates or late fees, directly to the subscriber's address. Netflix also provides background information on DVD releases, including critic reviews, member reviews and ratings, and personalized movie recommendations. Information filed by NFLX UQ with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35727 or its CIK Code: 0001065280.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through October 3, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through October 3, 2018 based on information from the Bloomberg Professional® service. *Historical prices and past performance of this Reference Stock is not indicative of its future performance.*

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	5.66	2.91	4.95
June 30, 2008	5.84	3.72	3.72
September 30, 2008	4.85	3.77	4.41
December 31, 2008	4.38	2.56	4.27
March 31, 2009	6.34	4.11	6.13
June 30, 2009	7.18	5.18	5.91
September 30, 2009	6.89	5.42	6.60
December 31, 2009	8.81	6.33	7.88
March 31, 2010	10.81	6.93	10.53
June 30, 2010	18.28	10.52	15.52
September 30, 2010	24.91	13.62	23.17
December 31, 2010	29.89	21.06	25.10
March 31, 2011	35.36	24.79	33.90
June 30, 2011	39.67	32.07	37.53
September 30, 2011	43.54	15.38	16.17
December 30, 2011	18.36	8.91	9.90
March 31, 2012	19.06	10.03	16.43
June 29, 2012	16.40	8.67	9.78
September 28, 2012	12.38	7.54	7.78
December 31, 2012	13.96	7.76	13.25
March 28, 2013	28.23	12.96	27.06
June 28, 2013	35.55	22.72	30.16
September 30, 2013	45.71	30.30	44.17
December 31, 2013	55.59	40.42	52.60
March 31, 2014	65.43	45.58	50.29
June 30, 2014	64.40	42.79	62.94
September 30, 2014	69.89	58.94	64.45
December 31, 2014	66.83	45.10	48.80
March 31, 2015	69.50	45.27	59.53
June 30, 2015	100.88	58.47	93.85
September 30, 2015	129.28	85.50	103.26
December 31, 2015	133.26	96.26	114.38
March 31, 2016	122.17	80.07	102.23
June 30, 2016	111.84	84.81	91.48
September 30, 2016	101.27	84.50	98.55
December 30, 2016	129.29	97.63	123.80
March 31, 2017	148.27	124.37	147.81
June 30, 2017	166.80	138.67	149.41
September 29, 2017	190.25	144.25	181.35
December 29, 2017	204.38	176.58	191.96
March 29, 2018	333.98	195.44	295.35
June 29, 2018	423.15	271.42	391.43
September 28, 2018	419.77	310.95	374.13
October 3, 2018*	381.43	377.05	377.05



* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 3, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Reference Stock, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of such Reference Stock's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Reference Stocks occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Exchange ActS, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders –Certain Notes Treated as Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the issuers of the Reference Stocks would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the Reference Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stocks and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the Reference Stocks is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the Annual Coupon Rate of 11.00% on the Notes among interest on the Deposit and Put Premium, 2.58% constitutes interest on the Deposit and 8.42% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stocks or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stocks or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior

Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$1,040,000 Autocallable Yield Notes

October 3, 2018

Pricing Supplement